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EXHIBIT (a)(1)(D)

December 10, 2002

Dear Employee:

        I am writing to confirm the results of NetScout Systems, Inc.'s ("NetScout") recent offer to exchange certain outstanding stock options granted under the NetScout 1999 Stock Option and Incentive Plan, as amended (the "1999 Plan") and the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by NetScout in connection with the acquisition of NextPoint (the "2000 Plan") for new options to be granted under the 1999 Plan and new option agreements between you and NetScout (the "Offer"). The Offer expired as scheduled at 12:00 midnight, Eastern Standard time, on December 9, 2002. Promptly following the expiration of the offer and pursuant to the terms and subject to the conditions of the offer, we terminated the following option grants that you tendered for exchange:

Plan	Grant Date	Exercise Price	Terminated Option Shares

        Under the terms and subject to the conditions of the Offer, NetScout expects to grant you the following new option(s) under the 1999 Plan on or after June 12, 2003, but in no event later than June 20, 2003, subject to a new option agreement or agreements to be executed by you and NetScout:

New Option Shares	Number of Option Shares Immediately Exercisable on Grant Date	Vesting Schedule of Remaining Options
Three years in equal quarterly installments (in arrears) from the grant date of the new options

        The new option(s) will have substantially the same terms as your tendered option grants, except:

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  EXERCISE PRICE.  The per share exercise price of each new option will equal the closing price of our common stock on the date we grant the new option, as reported that day by the Nasdaq National Market. THIS PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTION GRANT(S) YOU TENDERED FOR EXCHANGE IN ACCORDANCE WITH THE TERMS OF THE OFFER.

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  VESTING.  On the date of grant, each new option will be vested in the number of shares equal to the amount that would have been vested and were not exercised under the corresponding Tendered Option Grant (as defined in the offer to exchange) as of the grant date of the new options if the Tendered Option Grant had not been terminated in connection with the offer, less a number of shares equal to 37.5% of the total number of shares originally granted as part of the corresponding Tendered Option Grant, rounded up to the nearest whole share; provided, however, that if you have not vested on at least 37.5% of the total number of shares originally granted as part of a Tendered Option Grant, then no portion of the new options issued with respect to that Tendered Option Grant will be deemed vested as of the date of grant.

        For example, if you tender for exchange an option grant for 160 shares that was granted and began vesting quarterly over four years on February 1, 2001, by June 12, 2003, your option would have vested for nine quarters and 90 shares would have vested. Assuming that none of the tendered option grants have been exercised, the new option, when granted on June 12, 2003, as we expect, will be immediately vested in 30 shares, which is the 90 shares that would have vested under the tendered option grant as of the new option grant date, less 60 shares, which represents 37.5% of the total 160 shares underlying the tendered option grant. Therefore, in this example the new option grant will be vested as to 37.5% less shares than what would have vested had the original option grant not been tendered for exchange under the terms of this offer. All unvested shares under the new options will vest over three years in equal quarterly installments (in arrears) from the grant date of the new options.

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  TERM.  The expiration date of each new option will be the same as the expiration date of the tendered option grants. Therefore, each new option will expire on the date that the respective tendered option grant would have expired if it had not been terminated. For example, if the tendered option grant had an expiration date of December 31, 2009, the corresponding new option will also have an expiration date of December 31, 2009.

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  FORM OF OPTION.  Many outstanding options were issued as incentive stock options. If you are an employee based in the United States, your new options will be evidenced by incentive stock option agreements in the form attached to this offer to exchange as Schedule B, and will be treated as incentive stock options to the extent that they qualify as incentive stock options under the laws in effect on the date of grant of the new options, including qualifying under the $100,000 limit discussed below in Section 13 ("Material U.S. Federal Income Tax Consequences"). If you are an employee based outside of the United States, your new options will be evidenced by non-statutory stock option agreements in the form attached to this offer to exchange as Schedule C, and will be treated as non-statutory stock options for U.S. federal income tax purposes. Please refer to Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Material Income Tax Consequences for non-U.S. Residents") of the Offer to Exchange for a discussion of the material income tax consequences of participation in the offer.

        In order to qualify to receive your new option(s), you must be an employee of NetScout or one of its subsidiaries from the date you tendered your option grants through the date NetScout grants your new option(s). If for any reason you do not remain an employee of NetScout during that period of time, you will not receive your new option(s) or any other consideration in exchange for the options that you tendered for termination.

        If you have any questions about your rights in connection with the offer, please call Jim Hamilton, Tax Manager, or Lisa Fiorentino, Chief Accounting Officer and Vice President, Finance and Administration at (978) 614-4000.

Sincerely,
Anil K. Singhal President and Chief Executive Officer	Narendra Popat Chairman of the Board of Directors

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EXHIBIT (a)(1)(D)